August 17, 2022

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC (the “Registrant”) (File Nos. 333-231856; 811-22352) Request for Withdrawal of the Trust’s 486BPOS Filing

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests an order granting withdrawal of the Registrant’s Registration Statement filed as a 486BPOS, which was filed with the Securities and Exchange Commission (the “SEC”) (Accession No. 0001193125-22-207334) on August 1, 2022 (the “Filing”). The Filing duplicates a filing that was made just prior, on Form N-2 to renew the Fund’s registration statement as required by Rule 14(a)(6). This request is seeking to withdraw the Registration Statement filed on 486BPOS as it was filed through an incorrect form type.
The Registrant, as discussed with the staff (“Staff”) of the SEC, respectfully requests that the Staff grant this application because the Filing unnecessarily duplicated the Prospectus and Statement of Information that had been correctly filed on Form N-2 on July 29, 2022 (Accession No. 0001193125-22-206653).
The Registrant represents that no securities have been sold pursuant to the Filing.
If you have any questions concerning the foregoing, please contact Abigail Hemnes of K&L Gates LLP at (617) 351-9053 or George Zornada of K&L Gates LLP at (617) 261-3231.

Sincerely,

/s/ Michael Sullivan
Michael Sullivan
Chief Compliance Officer